AP Acquisition Corp

Unit 2710, 27/F The Center

99 Queen's Road Central

Hong Kong

December 14, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Nasreen Mohammed

Mr. Rufus Decker

Mr. Scott Anderegg

Ms. Mara Ransom

Re:	AP Acquisition Corp Registration Statement on Form S-1

File No. 333-261440

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AP Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 16, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Steve Lin or Jacqueline Tang of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or (+86 10) 5737-9315 / +852 6111-1576, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Keiichi Suzuki
Name: Keiichi Suzuki
Title: Chief Executive Officer, Director